                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                                  EXX INC
----------------------------------------------------------------------------
                              (Name of Issuer)

               Common Stock Par Value $.01 Per Share, Class A
               Common Stock Par Value $.01 Per Share, Class B
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                             Class A: 269282109
                             Class B: 269282208
----------------------------------------------------------------------------
                               (CUSIP Number)

                               David A. Segal
                                   EXX INC
                     1350 East Flamingo Road, Suite 689
                             Las Vegas, NV 89119
                               (702) 598-3223

----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 30, 2006
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

                       (Continued on following pages)

                             (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.
Class A: 269282109; Class B: 269282208                       (Page 2 of 5 pages)


                                SCHEDULE 13D



================================================================================
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Segal
================================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]


================================================================================
3        SEC USE ONLY


================================================================================
4        SOURCE OF FUNDS (See Instructions)
         Class A: PF
         Class B:  SC
================================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

================================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

================================================================================
   NUMBER OF           7    SOLE VOTING POWER
    SHARES                  Class A: 5,457,582
 BENEFICIALLY               Class B: 524,678
   OWNED BY          ===========================================================
     EACH              8    SHARED VOTING POWER
   REPORTING                0
    PERSON
     WITH            ===========================================================
                       9    SOLE DISPOSITIVE POWER
                            Class A: 5,457,582
                            Class B: 524,678
                     ===========================================================
                      10    SHARED DISPOSITIVE POWER
                            0

================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Class A:  5,457,582
         Class B: 524,678
================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Class A: 44.3%(1)
         Class B: 54.8%(1)
================================================================================
14       TYPE OF REPORTING PERSON
         IN

================================================================================

---------------------------------

         (1) Based upon 10,412,307 shares of EXX INC Class A Common Stock, $0.01 par value, and 858,093 shares of EXX INC Class B Common Stock, $0.01 par value, issued and outstanding as of November 10, 2005. Includes presently exercisable options to purchase 1,900,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock granted by EXX INC.

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CUSIP Nos.
Class A: 269282109; Class B: 269282208                     (Page 3 of 5 pages)

                                SCHEDULE 13D

         The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the
Schedule 13D as specifically set forth.

         Item 3 is hereby amended to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         EXX INC ("EXX") is the holding company resulting from the reorganization of SFM Corporation ("SFM") as approved by its shareholders at a special meeting on October 18, 1994 and effective on October 21, 1994. As part of the reorganization, each outstanding share of SFM Common Stock was converted into three shares of EXX Class A Common Stock and one share of EXX Class B Common Stock. Mr. Segal acquired Class A Common Stock and Class B Common Stock in EXX in respect of his ownership of SFM Common Stock as a result of the reorganization.

         Since the reorganization, David A. Segal has acquired 250,700 Shares of Class A Common Stock of EXX on the open market with an aggregate purchase price of $412,431. Mr. Segal paid the purchase price with personal funds.

         Since the reorganization, Mr. Segal has acquired 250,000 shares of EXX Class B Common Stock pursuant to a performance award granted to Mr. Segal by EXX and approved by the shareholders of EXX at its annual meeting on May 22, 2003.

         Item 4 is hereby amended to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION:

         Subject to availability at prices deemed favorable, Mr. Segal may acquire additional EXX Class A Common Stock and/or Class B Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Mr. Segal also may dispose of shares of EXX Class A Common Stock and/or Class B Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above or elsewhere in this Schedule 13D, Mr. Segal has no oral or written agreement, understanding or arrangement for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

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

CUSIP Nos.
Class A: 269282109; Class B: 269282208                    (Page 4 of 5 pages)

         Item 5 is hereby amended to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a) Mr. Segal may be deemed to be the beneficial owner of 5,457,582 shares of Class A Common Stock of EXX, representing 44.3% of the shares of such class issued and outstanding as of November 10, 2005 as contained in filings made by the Company with the Securities and Exchange Commission. Mr. Segal may be deemed to be the beneficial owner of 524,678 shares of Class B Common Stock of EXX, representing 54.8% of the shares of such class issued and outstanding as of November 10, 2005 as contained in filings made by the Company with the Securities and Exchange Commission. The number of shares beneficially owned by Mr. Segal includes presently exercisable options to purchase 1,900,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock granted by EXX INC.

         (b) Mr. Segal may be deemed to have sole voting and dispositive power with respect to 5,457,582 shares of Class A Common Stock, which shares represent 44.3% of the shares of such class issued and outstanding as of November 10, 2005 as contained in filings made by the Company with the Securities and Exchange Commission. Mr. Segal may be deemed to have sole voting and dispositive power with respect to 524,678 shares of Class B Common Stock, which shares represent 54.8% of the shares of such class issued and outstanding as of November 10, 2005 as contained in filings made by the Company with the Securities and Exchange Commission. The number of shares beneficially owned by Mr. Segal includes presently exercisable options to purchase 1,900,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock granted by EXX.

         (c) Set forth below is a description of all transactions in Class A Common Shares that were effected during the past sixty days by David A. Segal and not previously reported. All such transactions were purchases effected by David A. Segal on the open market.

   Date of Acquisition        No. of Shares Acquired        Price per Share
   -------------------        ----------------------        ---------------
         12/14/05                     1,000                       1.95
         12/15/05                     1,800                       1.98
         12/15/05                    18,500                       1.99
         12/20/05                     4,000                       1.97
         12/20/05                     4,000                       1.98
         12/21/05                     1,000                       1.99
         12/22/05                       300                       1.97
         12/22/05                     1,000                       1.98
         12/22/05                     1,000                       1.99
         12/29/05                     2,200                       1.96
         12/30/05                     1,200                       1.99
          1/06/06                       700                       1.99
          1/11/06                     1,000                       2.02
          1/13/06                     1,500                       2.04
          1/13/06                     1,500                       2.05
          1/25/06                     2,000                       2.03
          1/26/06                     6,000                       2.05
          1/27/06                    14,000                       2.05
          1/30/06                    40,000                       2.05
                                 ----------


                        Total       102,700
                                 ==========

         (d) Not applicable.

         (e) Not applicable.



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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 3, 2006

                                            /s/ David A. Segal
                                            -----------------------------------
                                            David A. Segal